EXHIBIT 4 (b) (v)

SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT – ANTÓNIO HORTA-OSÓRIO
António Horta-Osório retired as Group Chief Executive Officer and an Executive Director of Lloyds Banking Group plc (the “Company”) with effect from 30 April 2021 (“Retirement Date”). The following information is provided in accordance with section 430(2B) of the Companies Act 2006:
António has not received and will not receive any payment for loss of office.
On 20 May 2021, António will receive a payment of £200,809.49 in lieu of unused annual leave entitlement up to the Retirement Date.
Employees taking retirement are treated as ‘good leavers’ under the Company’s Group Performance Share Plan (GPS Plan) Rules. António declined a GPS award in 2019 and 2020 and has no outstanding deferred GPS awards. He is eligible to be considered for a GPS award for the 2021 performance period up until his retirement date.
António will remain entitled to his Fixed Share Award, time pro-rated to his retirement date. The award is paid in shares in quarterly instalments and the final award of £88,846 will be made in shares in June 2021 and restricted over three years.
António did not receive a Long Term Share Plan award for the 2020 performance year.
As a ‘good leaver’ under the Executive Group Ownership Plan Rules (Executive GOS), António’s outstanding 2019 and 2020 Executive GOS awards will be time pro-rated to his retirement date (2019 becomes 5,977,436 shares and 2020 becomes 3,680,612 shares). The awards remain subject to the performance measures which apply to the relevant awards and will continue to vest at the normal vesting dates and be released on their scheduled release dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback and to deductions for national insurance and income tax).
As the 2017 and 2018 Executive Group Ownership Share awards have achieved their three-year performance period with performance outcomes of 49.7% and 33.75% respectively, any unvested awards will not be time pro-rated and will continue to vest at the normal vesting times and be released on their scheduled release dates, subject to the relevant terms (as outlined above).
Employees taking retirement are treated as ‘good leavers’ under the Group Share Incentive Plan rules (SIP). Accordingly, António can no longer participate in the SIP plan and shares held in the SIP Trust on his behalf need to be removed from the Trust within 30 days from the date of his retirement. António will be entitled to sell or transfer his shares. There is no income tax or National Insurance contributions payable on the value of the SIP shares. However, dividend tax is payable on the sale of any dividend shares held for less than three years at the point of sale.
Balance in the Share Incentive Plan as at the Retirement Date

Partnership Shares	Matching Shares	Free Shares	Dividend Shares	Total
25,384	7.174	912	56	33,526

As António’s retirement date is before the maturity date of the 2019 and 2020 Sharesave plans, under the rules of the Sharesave Schemes, he can choose to continue to make contributions for six months post his retirement date, use his savings to purchase the shares at the option price or withdraw his savings.

António will be entitled to a capped contribution of up to £25,000 (excluding VAT) towards legal fees incurred in connection with his retirement from the Company.

António will be provided with Tax Assistance from the Group’s preferred supplier for the tax years 2021/2022 and 2022/23. Private medical cover will also be provided until the end of 2021.

As part of António’s buyout of retirement benefits from his employment with Santander, the Group agreed to an unfunded pension buy-out arrangement which was determined based on the achievement of share price conditions over a six-year period. The arrangement provides benefits that are normally payable at retirement at age 65, in which case, the amount would be an annual pension equal to 6% of £1,220,000.